[redacted]

13010049

CM

SECUI 13010049 SION

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DELPHX SERVICES CORPORATION**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO. 141368

5 Great Valley Parkway

(No. and Street)

Malvern, PA 19355 USA

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry E. Fondren, President (610) 640-7546

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard R. Stiebritz, Jr., CPA, Fischer Cunnane & Associates Ltd. PCAOB# 1940

(Name – *if individual, state last, first, middle name*)

11 Turner Lane, West Chester, PA 19380 USA

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, LARRY E. FONDREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELPHX SERVICES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— None —

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
D. Blair Kalemjian, Notary Public
East Whiteland Twp., Chester County
My Commission Expires Sept. 30, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELPHX®

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

Via UPS Overnight

MEMO FROM: Larry E. Fondren
President and CFO
DelphX Services Corporation
5 Great Valley Parkway
Malvern, PA 19355

MEMO TO: **SEC Headquarters**
Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

DATE: February 26, 2013

SUBJECT: **Submission of Annual Audited Report for**
DELPHX SERVICES CORPORATION – SEC File # 8-67379

As required for submission to the Securities and Exchange Commission's Registration Branch (Washington, DC), enclosed are two (2) copies of the 2012 Annual Audited Report, Management Letter and two (2) copies each of the notarized Facing / Affirmation Pages for DelphX Services Corporation. Should you have questions, please contact me at (610) 640-7456.

FischerCunnane
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

11 Turner Lane
West Chester, PA 19380
Tel: 610.431.1003
Fax: 610.696.3367
www.fischercunnane.com

To The Stockholder
DelphX Services Corporation

In planning and performing our audit of the financial statements of DelphX Services Corporation (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to you on February 21, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, with the exception of the identified deficiencies in internal control referred to in the preceding paragraph, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 21, 2013

N:\GROUPS\PUBLIC\45714\2013\Correspondence\internal control rpt.doc

DelphX Services Corporation

(A Development Stage Company)
Report Pursuant to Rule 17a-5(d)
Financial Statements and Supplementary Information
For the Year Ended December 31, 2012
With Independent Auditors' Report

DelphX Services Corporation
(A Development Stage Company)

Table of Contents

FischerCunnane
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

11 Turner Lane
West Chester, PA 19380
Tel: 610.431.1003
Fax: 610.696.3367
www.fischercunnane.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
DelphX Services Corporation
Malvern, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of DelphX Services Corporation (a development stage company) (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DelphX Services Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 21, 2013

DelphX Services Corporation
(A Development Stage Company)

Statement of Financial Condition
As of December 31, 2012

ASSETS

CURRENT ASSETS				
Cash and cash equivalents	$	10,717		
Prepaid expenses		2,677		
Other Assets		346		
TOTAL ASSETS			$	13,740

LIABILITIES

CURRENT LIABILITIES				
Accrued Expenses		1,685	$	1,685

STOCKHOLDER'S EQUITY

COMMON STOCK, $1 stated value, authorized, issued & outstanding 1,000 shares	$	1,000		
ADDITIONAL PAID-IN CAPITAL		19,344		
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE		(8,289)		
TOTAL STOCKHOLDER'S EQUITY				12,055
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY			$	13,740

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation
(A Development Stage Company)

Statement of Operations
For the Year Ended December 31, 2012 and the
Period from February 2, 2006 (Inception) to December 31, 2012

	THE YEAR ENDED DECEMBER 31, 2012 (Audited)	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2012 (Unaudited)
OPERATING EXPENSES		
Bank fees	$ 41	$ 190
Continuing education	230	255
Fidelity bond	-	1,735
Regulatory fees	2,882	33,866
State corporate taxes	-	6,533
Misc expenses	1,685	3,427
Total Operating Expenses	4,838	46,006
OTHER INCOME		
FINRA Special Payment	-	35,000
Other	4	6,764
Total Other Income	4	41,764
NET LOSS	$ (4,834)	$ (4,242)

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation
(A Development Stage Company)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012 and the Period from February 2, 2006 (Inception to December 31, 2012

	Common Stock $1 Stated Value		Additional Paid-in Capital	Surplus (Deficit) Accumulated During the Development Stage	Total
	Shares	Dollars			
Balances at inception	-	$ -	$ -	$ -	$ -
Issuance of common stock at $1 per share stated value - February 2, 2006	1,000	1,000	-	-	1,000
Contributed capital	-	-	16,480	-	16,480
Net loss	-	-	-	(5,763)	(5,763)
Balance, December 31, 2006 (Unaudited)	1,000	1,000	16,480	(5,763)	11,717
Contributed capital	-	-	6,473	-	6,473
Stockholder distributions	-	-	(22,953)	(4,047)	(27,000)
Net income	-	-	-	27,290	27,290
Balance, December 31, 2007	1,000	1,000	-	17,480	18,480
Contributed capital	-	-	1,686	-	1,686
Net loss	-	-	-	(12,605)	(12,605)
Balance, December 31, 2008	1,000	1,000	1,686	4,875	7,561
Contributed capital	-	-	9,750	-	9,750
Net loss	-	-	-	(1,056)	(1,056)
Balance, December 31, 2009	1,000	1,000	11,436	3,819	16,255
Net loss	-	-	-	(2,870)	(2,870)
Balance, December 31, 2010	1,000	1,000	11,436	949	13,385
Contributed capital	-	-	4,500	-	4,500
Net loss	-	-	-	(4,404)	(4,404)
Balance, December 31, 2011	1,000	$ 1,000	$ 15,936	$ (3,455)	$ 13,481
Contributed capital	-	-	3,408	-	3,408
Net loss	-	-	-	(4,834)	(4,834)
Balance, December 31, 2012	1,000	$ 1,000	$ 19,344	$ (8,289)	$ 12,055

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation
(A Development Stage Company)

Statement of Cash Flows
For the Year Ended December 31, 2012 and the
Period from February 2, 2006 (Inception) to December 31, 2012

	THE YEAR ENDED DECEMBER 31, 2012 (Audited)	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,834)	$ (4,242)
Adjustments to reconcile net loss to net cash:		
(Increase) Decrease in assets		
Other Assets	(511)	(3,023)
Increase (Decrease) in liabilities		
Accrued expenses	1,685	1,685
Total Adjustments	1,174	(1,338)
Net Cash Used in Operating Activities	(3,660)	(5,580)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,000
Capital contributions	3,408	42,297
Stockholder distributions	-	(27,000)
Net Cash Provided by Financing Activities	3,408	16,297
NET INCREASE (DECREASE) IN CASH	(252)	10,717
CASH AND CASH EQUIVALENTS - BEGINNING	10,969	-
CASH AND CASH EQUIVALENTS - ENDING	$ 10,717	$ 10,717

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business – DelphX Services Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company is dedicated to exclusively engaging in the business of referring to other unrelated broker/dealer firms certain institutional customers of the Company's market-data and technology affiliate, DelphX, LLC ("DelphX"), as prospective new customers of those unrelated firms. For prospective customers that, in fact, become customers of one or more of those broker/dealers ("Referred Customers"), the Company will also refer to the applicable broker/dealer certain orders entered by their Referred Customers on the order-routing and matching systems developed and operated by DelphX. In return for those prospective customer and order referrals, the Company will receive transaction-based referral fees from those unrelated broker/dealers.

The Company has never had customers, and the limited scope of its exclusive referral-only services preclude its need to recruit customers in the future. Accordingly, the Company does not, and will not in the foreseeable future, hold any customer funds or securities. However, as the Company will receive revenue that is indirectly related to securities transactions, it is, and must remain a member in good standing of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability of it and DelphX to acquire adequate financing and the Company's ability to generate the revenues described above.

Codification – The Financial Accounting Standards Board ("FASB") has established the FASB Accounting Standards Codification ("ASC") as the source of authoritative guidance for generally accepted accounting principles to be recognized by the FASB. Accounting standards are referenced by the applicable FASB ASC topic code.

Cash and Cash Equivalents – All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholder to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

ASC 740, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2012. Tax periods that are open to examination by the IRS include years 2009 through 2011, although no such examinations were known to exist as of the report date.

2. Related Party Transactions

Effective August 8, 2011, the Company entered into an expense sharing and administrative services agreement with DelphX, a company majority-owned and controlled by the sole stockholder of the Company. The agreement provides for DelphX to pay all expenses of the Company with the exception of dues, commissions, taxes, licensing and regulatory fees, which are to be paid for by the Company. There was no allocation of expenses for the year ended December 31, 2012.

3. Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2012, the Company had no liabilities subordinated to claims of general creditors.

4. Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2012 was $9,032, which was $4,032 in excess of its required minimum net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.19:1, well within the 15:1 maximum ratio allowable for a broker dealer.

5. Reconciliation of Audited Net Capital to Unaudited Focus

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 10,717
Adjusting journal entry to miscellaneous expenses	(1,685)
Net capital per the audited financial statements	$ 9,032

In January 2013, the Company was assessed a $1,685 late fee pertaining to a disclosure that should have been reported on Form U4 during 2012. To be conservative, the Company's management elected to record the related expense in the financial statements for the year ended December 31, 2012, which gave rise to a reconciling adjustment between net capital as reported in the unaudited Focus Report for the period and net capital per the audited financial statements.

6. Subsequent Events

Management has evaluated subsequent events through February 21, 2013, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

DelphX Services Corporation
(A Development Stage Company)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL		
Common stock	$ 1,000	
Additional paid in capital	19,344	
Accumulated surplus	(8,289)	
TOTAL STOCKHOLDER'S EQUITY		$ 12,055
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	
Other deductions or allowable credits	-	
Total Additions		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		12,055
LESS:		
Non-allowable asset	3,023	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - proprietary capital charges	-	
Other deductions and charges	-	
Total Deductions		3,023
NET CAPITAL BEFORE HAIRCUTS		9,032
HAIRCUTS ON SECURITIES		-
NET CAPITAL		9,032
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 112	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 4,032
Ratio of aggregate indebtedness to net capital		0.19:1

DelphX Services Corporation
(A Development Stage Company)

Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3–3 of the Securities and Exchange Commission
As of December 31, 2012

A computation of reserve requirement is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

DelphX Services Corporation
(A Development Stage Company)

Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Information relating to possession or control requirements is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c-3-3(k)(2)(i).